Docebo Reports Third Quarter 2026 Results

TORONTO, ONTARIO - November 6, 2026 - Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced its financial results for the three and nine months ended September 30, 2026. All amounts are expressed in US dollars unless otherwise stated.

“Docebo delivered another strong quarter, exceeding our revenue and profitability guidance as disciplined execution drives our growth,” said Alessio Artuffo, President and Chief Executive Officer of Docebo. “Enterprises and mid-market organizations are embedding AI across their operations and are partnering with Docebo to connect learning, skills intelligence and agentic AI to build more capable, informed and adaptable teams. Our differentiated, multi-product Workforce Readiness platform is further strengthening our competitive position while helping customers improve performance, increase employee efficiency and deliver measurable economic value.”

Third Quarter 2026 Financial Highlights
•Subscription revenue of $65.2 million, an increase of 12% from the comparative period in the prior year, including approximately 1 percentage point of negative impact resulting from the strengthening of the US dollar relative to foreign currencies.
•Total revenue of $70.3 million, an increase of 14% from the comparative period in the prior year, including approximately 1 percentage point of negative impact resulting from the strengthening of the US dollar relative to foreign currencies.
•Gross profit of $55.8 million, an increase of 13% from the comparative period in the prior year, representing 79.3% of revenue compared to 80.3% of revenue for the comparative period in the prior year.
•Net income of $9.4 million, or $0.38 per share, compared to net income of $6.1 million, or $0.21 per share, for the comparative period in the prior year.
•Adjusted Net Income1 of $14.0 million, or Adjusted Earnings per share of $0.56, compared to Adjusted Net Income of $9.9 million, or Adjusted Earnings per share of $0.34, for the comparative period in the prior year.
•ARR was $261.5 million, an increase of 11.0% from the comparative period in the prior year. Foreign exchange rate fluctuations negatively impacted ARR by $0.1 million.
•Our largest OEM customer represented 2.1% of ARR as at September 30, 2026, compared to 6.2% as at September 30, 2025.
•Excluding our largest OEM customer and ARR acquired through acquisitions, and after adjusting for the negative foreign exchange impact noted above, ARR increased by approximately 13.4% from the comparative period in the prior year.
•Adjusted EBITDA1 of $16.7 million, representing 23.7% of total revenue, compared to $12.4 million, representing 20.1% of total revenue, for the comparative period in the prior year.
•Cash flows from operating activities of $4.1 million, compared to $5.3 million for the comparative period in the prior year.
•Free Cash Flow1 of $6.1 million, representing 8.7% of total revenue for the three months ended September 30, 2026, compared to $5.7 million, representing 9.2% of total revenue, for the comparative period in the prior year.
•As at September 30, 2026, total cash and cash equivalents were $42.5 million and total borrowings were $88.2 million.

Third Quarter 2026 Customer Updates
•Notable wins included a global leader in materials engineering solutions powering next-generation semiconductors and AI infrastructure. This new customer selected Docebo over legacy competitors and entered into a five-year agreement to modernize its enterprise learning ecosystem. The company chose Docebo for its superior functionality, configurability, and flexibility to support a variety of internal use cases including engineering enablement, onboarding, leadership development, and compliance training through a scalable, AI-powered platform with advanced analytics and enterprise integrations.
•Honda Motor Europe Ltd. selected Docebo to replace its incumbent legacy provider and power a modern certification and training ecosystem across its European dealer and service network. Supported by a specialized services partner, the multi-year agreement supports approximately 30,000 internal and external users across Honda’s Automotive, Motorcycle, Power Products, and Marine divisions. Following a competitive evaluation, Docebo was chosen for its enterprise scalability and ability to manage Honda’s Minimum Franchise Standards, delivering multilingual blended learning and recurring certification workflows for maintenance and repair technicians. Decisive win factors included Docebo’s delegated administration, automated user lifecycles, and seamless single sign-on integration with Honda’s corporate extranet.
•A global medical technology leader specializing in diabetes management expanded its partnership with Docebo through a multi-year enterprise agreement to consolidate eight disparate learning systems onto a unified architecture. Collaborating with a specialized life sciences validation partner, Docebo demonstrated its ability to deliver an audit-ready, validated platform by design, successfully displacing the legacy incumbent in a rigorous competitive evaluation. The platform will support mission-critical Quality and Compliance workflows, including 21 CFR Part 11-compliant electronic signatures, audit trails, manufacturing certifications, and computerized systems validation across global facilities, underscoring Docebo’s accelerating momentum in the regulated healthcare vertical.
•TechnologyOne, Australia’s largest enterprise software company, selected Docebo and its 365Talents skills intelligence platform to unify learning, skills development, and career mobility across its organization. Replacing its legacy learning system, TechnologyOne chose Docebo’s flexible, enterprise-grade platform and integrations to deliver personalized, role-based learning for employees and customers. The integration of 365Talents and Career Developer will connect workforce competencies with targeted learning and career opportunities, reinforcing the value of Docebo’s multi-product approach to workforce readiness.
•Snowflake, the AI Data Cloud company, expanded its adoption of Docebo following a competitive evaluation against leading learning technology providers. The expansion will unify revenue, customer, and partner enablement on a single, AI-powered enterprise learning platform, reinforcing Docebo’s ability to scale with global organizations while delivering personalized learning experiences that drive workforce performance and customer engagement.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ending December 31, 2026 as follows:

•Subscription revenue is expected to be between $66.5 million and $66.7 million
•Total revenue of between $71.9 million and $72.1 million
•Adjusted EBITDA of between $16.9 million to $17.1 million

Docebo is providing financial guidance for the fiscal year ending December 31, 2026 as follows:

•Subscription revenue of $256.4 million
•Total revenue of $276.7 million
•Adjusted EBITDA of $55.8 million

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Third Quarter 2026 Results

Selected Financial Measures

	Three months ended September 30,				Nine months ended September 30,
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	65,247	58,046	7,201	12.4%	189,731	169,295	20,436	12.1%
Professional Services (in thousands of US dollars)	5,086	3,576	1,510	42.2%	14,872	10,355	4,517	43.6%
Total Revenue (in thousands of US dollars)	70,333	61,622	8,711	14.1%	204,603	179,650	24,953	13.9%

Gross Profit (in thousands of US dollars)	55,758	49,490	6,268	12.7%	161,559	144,539	17,020	11.8%
Percentage of Total Revenue	79.3%	80.3%			79.0%	80.5%

Net Income (in thousands of US dollars)	9,426	6,109	3,317	54.3%	10,065	10,659	(594)	(5.6)%
Earnings per Share - Basic	0.38	0.21	0.17	81.0%	0.38	0.36	0.02	5.6%
Earnings per Share - Diluted	0.37	0.21	0.16	76.2%	0.38	0.35	0.03	8.6%

Cash Provided by Operating Activities (in thousands of US dollars)	4,146	5,293	(1,147)	(21.7)%	25,879	19,482	6,397	32.8%

Key Performance Indicators and Non-IFRS Measures

	As at September 30,
	2026	2025	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	261.5	235.6	25.9	11.0%
Average Contract Value (in thousands of US dollars)	77.9	62.8	15.1	24.0%

	Three months ended September 30,				Nine months ended September 30,
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	16,654	12,404	4,250	34.3%	38,880	30,550	8,330	27.3%
Adjusted Net Income (in thousands of US dollars)	14,045	9,901	4,144	41.9%	33,346	27,310	6,036	22.1%
Adjusted Earnings per Share - Basic	0.56	0.34	0.22	64.7%	1.28	0.93	0.35	37.6%
Adjusted Earnings per Share - Diluted	0.55	0.34	0.21	61.8%	1.25	0.90	0.35	38.9%
Working Capital (in thousands of US dollars)	(34,168)	5,561	(39,729)	(714.4)%	(34,168)	5,561	(39,729)	(714.4)%
Free Cash Flow (in thousands of US dollars)	6,110	5,663	447	7.9%	36,743	26,036	10,707	41.1%

Conference Call

Management will host a conference call on Friday, November 6, 2026 at 8:00 a.m. ET to discuss these third quarter results. To access the conference call, please dial +1-585-542-9983 or +1-833-461-5787 and use meeting code 916-506-347, or access the webcast at https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q3 2026 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2026 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available by telephone until November 13, 2026 and on our website for 90 days. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-929-828-5978 or +1-833-309-1852 and enter passcode 916-506-347.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

The forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and for the fiscal year ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue discussed under “Financial Outlook” in this press release; the impact of AI on our business; the expected deployment and benefits of new and expanded customer agreements discussed under “Third Quarter 2026 Customer Updates” in this press release; future financial position and business strategy; Docebo’s position in the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; and the achievement of advances in and expansion of our platform. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including, but not limited to, our ability to expand upon AI components of our platform; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;

•issues in the use of AI in our platform and potential resulting reputational harm or liability; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 26, 2026 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and for the fiscal year ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue, is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•foreign exchange rates remain consistent with those in effect as at September 30, 2026;
•macroeconomic conditions will be generally consistent with those experienced in the nine months of 2026;
•2026 revenue from our largest original equipment manufacturer customer will be approximately 3%-4% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately US$9,000,000;
•we will not enter into any new contracts (excluding renewals) in 2026 that provide for more than US$1,000,000 of ARR;
•we will maintain our customer retention levels, and specifically, our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA, we will contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the nine months ended September 30, 2026 and in the “Risk Factors” section of our AIF should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo (NASDAQ: DCBO; TSX: DCBO) is the enterprise platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop. Docebo gives organizations the tools to close skills gaps, develop talent, and perform at their best in an AI-driven world.

Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income and comprehensive income for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except per share data)	2026	2025	2026	2025
	$	$	$	$
Revenue	70,333	61,622	204,603	179,650
Cost of revenue	14,575	12,132	43,044	35,111
Gross profit	55,758	49,490	161,559	144,539

Operating expenses
General and administrative	9,224	9,173	30,048	26,292
Sales and marketing	18,691	17,600	62,539	58,348
Research and development	11,715	11,905	40,162	38,007
Share-based compensation	2,358	1,925	6,098	4,447
Foreign exchange loss	89	96	3,818	1,161
Depreciation and amortization	2,395	743	6,520	2,388
	44,472	41,442	149,185	130,643
Operating income	11,286	8,048	12,374	13,896

Finance expense (income), net	1,397	(198)	2,891	(1,388)
Other (income), net	—	—	—	(2)
Income before income taxes	9,889	8,246	9,483	15,286

Income tax expense (recovery)	463	2,137	(582)	4,627

Net income	9,426	6,109	10,065	10,659

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	743	91	(1,423)	(1,072)

Comprehensive income	8,683	6,018	11,488	11,731

Earnings per share - basic	0.38	0.21	0.38	0.36
Earnings per share - diluted	0.37	0.21	0.38	0.35
Weighted average number of common shares outstanding - basic	24,956,337	28,746,111	26,150,884	29,517,317
Weighted average number of common shares outstanding - diluted	25,624,604	29,460,738	26,701,428	30,200,616

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	September 30, 2026	December 31, 2025	Change	Change
	$	$	$	%
Cash and cash equivalents	42,488	74,037	(31,549)	(42.6)%
Total assets	241,710	206,647	35,063	17.0%
Total liabilities	247,389	132,556	114,833	86.6%
Total non-current liabilities	97,135	8,757	88,378	1,009.2%

Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures and ratios including key performance indicators used by management and typically used by our competitors in the SaaS industry. These measures and ratios are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”. The non-IFRS ratios referred to in this press release include “Adjusted EBITDA as a percentage of total revenue” and “Free Cash Flow as a percentage of total revenue”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provide us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different from similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at September 30, 2026 and 2025 were as follows:

	2026	2025	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	261.5	235.6	25.9	11.0%
Average Contract Value (in thousands of US dollars)	77.9	62.8	15.1	24.0%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition-related compensation, transaction related expenses and restructuring costs, if any. Adjusted EBITDA as a percentage of revenue is defined as Adjusted EBITDA divided by total revenue.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$
Net income	9,426	6,109	10,065	10,659
Finance income, net(1)	1,397	(198)	2,891	(1,388)
Depreciation and amortization(2)	2,395	743	6,520	2,388
Income tax expense	463	2,137	(582)	4,627
Share-based compensation(3)	2,358	1,925	6,098	4,447
Other income(4)	—	—	—	(2)
Foreign exchange loss(5)	89	96	3,818	1,161
Acquisition related compensation(6)	225	1,015	1,780	3,074
Transaction related expenses(7)	296	6	1,833	470
Restructuring(8)	5	571	6,457	5,114
Adjusted EBITDA	16,654	12,404	38,880	30,550
Adjusted EBITDA as a percentage of total revenue[1]	23.7%	20.1%	19.0%	17.0%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations and borrowings, as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets, property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance metrics and other obligations, which may include continued employment.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would not otherwise have been incurred and are not considered indicative of continuing operations.

(8)    There was a reduction in workforce that resulted in severance accruals and payments to employees.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and deferred income taxes.

Adjusted Earnings per Share - Basic and Diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$
Net income for the period	9,426	6,109	10,065	10,659
Amortization of intangible assets	1,707	179	4,492	528
Share-based compensation	2,358	1,925	6,098	4,447
Acquisition related compensation	225	1,015	1,780	3,074
Transaction related expenses	296	6	1,833	470
Restructuring	5	571	6,457	5,114
Foreign exchange loss	89	96	3,818	1,161
Deferred income tax (recovery) expense	(61)	—	(1,197)	1,857
Adjusted net income	14,045	9,901	33,346	27,310

Weighted average number of common shares - basic	24,956,337	28,746,111	26,150,884	29,517,317
Weighted average number of common shares - diluted	25,624,604	29,460,738	26,701,428	30,200,616
Adjusted earnings per share - basic	0.56	0.34	1.28	0.93
Adjusted earnings per share - diluted	0.55	0.34	1.25	0.90

Working Capital

Working Capital as at September 30, 2026 and 2025 was $(34.2) million and $5.6 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. The decrease in Working Capital from September 30, 2025 to September 30, 2026 was driven by the use of cash and cash equivalents to purchase shares under the NCIB and SIB. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at September 30, 2026 and 2025:

	2026	2025
	$	$
Current assets	120,489	137,318
Less: Current portion of contract costs	(9,970)	(11,553)
Current assets, net of net investment in finance lease and contract costs	110,519	125,765

Current liabilities	150,254	121,068
Deduct:
Less: Current portion of contingent consideration	(3,730)	—
Less: Current portion of lease obligations	(1,837)	(864)
Current liabilities, net of lease obligations	144,687	120,204
Working capital	(34,168)	5,561

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow as a percentage of revenue is defined as Free Cash Flow divided by total revenue. Free Cash Flow and Free Cash Flow as a percentage of revenue are not recognized measures under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$
Cash flow from (used in) operating activities	4,146	5,293	25,879	19,482
Purchases of property and equipment	(260)	(223)	(541)	(809)
Acquisition related compensation paid	654	—	1,963	2,690
Transaction related expenses paid	506	8	2,120	537
Restructuring costs paid	1,064	585	7,322	4,136
Free cash flow	6,110	5,663	36,743	26,036
Free cash flow as a percentage of total revenue[1]	8.7%	9.2%	18.0%	14.5%